UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01 Press release dated July 10, 2007
 CDC Software acquires Leading Australian Business Intelligence Services
        Company

1.02 Press release dated July 13, 2007
 CDC Corporation Intends to Offer Class A Common Shares of CDC Games
        Corporation

1.03 Press release dated July 16, 2007
 CDC Games Initiates Closed Beta Test of The Lord of the Rings Online™

1.04    Press release dated July 17, 2007
        CDC Games Completes Acquisition of OPTIC Games Division of CITIC
        Pacific

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: July 17, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated July 10, 2007 -- CDC Software acquires Leading Australian Business Intelligence Services Company
1.02	Press release dated July 13, 2007 -- CDC Corporation Intends to Offer Class A Common Shares of CDC Games Corporation
1.03	Press release dated July 16, 2007 -- CDC Games Initiates Closed Beta Test of The Lord of the Rings Online™
1.04	Press release dated July 17, 2007 -- CDC Games Completes Acquisition of OPTIC Games Division of CITIC Pacific